Exhibit 99.1

Hello Everyone,

My name is Lucas Reeber and I work on the Research Team here at Masterworks.

Today, we are happy to present xUxnxtxixtxlxexd x by the late artist, Carmen Herrera.

Herrera is internationally recognized as a leading figure in geometric abstraction. Her works are largely characterized by bold lines, precise forms, and a limited color palette.

Herrera’s market has continued to perform well - with an impressive 32.7% Annual Record Price Growth Rate, based on data from 2006-2022, and Top Auction Records as high as $2.9M.

Executed in 2013, the Artwork is representative of Herrera’s mature painting style, which uses limited contrasting color palettes and geometric planes of color to explore themes of spatial tension and rhythm in conversation with modernist abstraction

So why do we like this painting? Three reasons:

One: 3 of Herrera’s top 10 auction records share the same green and white palette, scale, and square canvas as our offering, led by Blanco y Verde (1966), which sold for $2.9M at Sotheby’s, in March 2019, and is the artist’s top auction price record.

Two: This work has a similar sales appreciation rate of 25.8%, based on data from 2011-2022.

Three: Herrera’s work is held in many permanent collections in several of the most world-renowned institutions, including the National Gallery of Art in Washington D.C., the MoMA, the Whitney, and the Metropolitan Museum of Art in New York, and the Tate Modern in London among many others.

Thank you for joining us, and we look forward to introducing you to this exciting work by Carmen Herrera.